SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2024

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Ryanair Holdings plc
12 September 2024

EU AIRLINE OWNERSHIP AND CONTROL REQUIREMENTS

As previously advised (https://investor.ryanair.com/non-eu-shareholders/), Ryanair Holdings plc (the “Company”) must comply with EU Regulation 1008/2008, which requires the Company to be majority EU owned and controlled. On 11 March 2019, the Company announced that it would take steps to ensure that it (and therefore its subsidiary EU airlines) would meet these criteria following Brexit. On 29 December 2020, the Company announced that (with effect from 1 January 2021) all Ordinary Shares and Depositary Shares held by or on behalf of non-EU nationals (including UK nationals) would be treated as “Restricted Shares” (within the meaning of the Company’s Articles of Association). As a result, since 1 January 2021, holders of Restricted Shares have not been permitted to attend, speak or vote at the Company’s general meetings in respect of those Restricted Shares.

In its announcement on 29 December 2020, the Company noted that these resolutions would remain in place until the Board of the Company determines that the ownership and control of the Company is no longer such that there is any risk to the airline licences held by the Company’s subsidiaries pursuant to EU Regulation 1008/2008.

In addition, since 1 January 2021, the prohibition (which has been in place since 2002) on non-EU nationals acquiring Ordinary Shares has also applied to UK nationals.

As of 31 August 2024, approx. 49% of the Company’s issued share capital was held by EU nationals. Based on current trends, the Company expects this figure to reach 50% within approx. 6-12 months.

The Board considers that, in anticipation of such threshold being reached at a future date, it is appropriate to review the potential variation of either (1) the purchase prohibition or (2) the voting restrictions in a manner that continues to ensure compliance with EU Regulation 1008/2008.

The review will include engagement with relevant regulators and holders of Ordinary and Depositary Shares. Current restrictions on purchases and voting by non-EU nationals will remain in place during the review, and there can be no certainty as to the duration of the review or that any variation in approach will result from the review.

For further information, please contact:

Ryanair Holdings plc, Peter Larkin, Head of Investor Relations, Tel: +353 (0) 1 945 1212

END

Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially and that could impact the price of Ryanair’s securities. It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy and the price of its securities. Among the factors that are subject to change and could significantly impact Ryanair’s expected results and the price of its securities are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the replacement of aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., European Union (“EU”) and other governments and their respective regulatory agencies, post-Brexit uncertainties, any change in the restrictions on the ownership of Ryanair’s ordinary shares and the voting rights of its shareholders and ADR holders, including as a result of regulatory changes or the actions of Ryanair itself, weather related disruptions, ATC strikes and staffing related disruptions, delays in the delivery of contracted aircraft, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the U.K. and Continental Europe, the general willingness of passengers to travel and other economics, social and political factors, global pandemics such as Covid-19 and unforeseen security events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:
12 September, 2024

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary